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SEC FILE NUMBER
8-30466

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SIGMA FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4261 Park Road
(No. and Street)

Ann Arbor (City) Michigan (State) 48103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Brooks, Comptroller (734) 663-1611
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joanne M. Stubbs, C.P.A.
(Name — *if individual, state last, first, middle name*)

2327 Tecumseh Drive (Address) Brooklyn (City) MI (State) 49230 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Michael Brooks, swear (or affirm) that, to best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm SIGMA FINANCIAL CORPORATION, as December 31, 2001, are true and correct. I further swear (or affirm) that neither the compa nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that a customer, except as follows:

Signature

President

Title

Notary Public

CAROLE A. PARSONS
NOTARY PUBLIC WASHTENAW CO., MI
MY COMMISSION EXPIRES Dec 6, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Computation of Net Capital, Excess Net Capital and Aggregate Indebtedness.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SIGMA FINANCIAL CORPORATION

## FINANCIAL STATEMENTS

## DECEMBER 31, 2001 AND DECEMBER 31, 2000

Joanne M. Stubbs, CPA, 2327 Tecumseh Dr., Brooklyn, MI 49230

# SIGMA FINANCIAL CORPORATION

## TABLE OF CONTENTS

## DECEMBER 31, 2001 AND DECEMBER 31, 2000

**JOANNE M. STUBBS**
**Certified Public Accountant**
**2327 Tecumseh Dr.**
**Brooklyn, Michigan 49230**

## Independent Auditor's Report

To the Board of Directors
Sigma Financial Corporation
Ann Arbor, Michigan

I have audited the accompanying balance sheets of Sigma Financial Corporation as of December 31, 2001 and December 31, 2000 and the related statements of income and changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Sigma Financial Corporation management. My responsibility is to express an opinion on these financial statements based upon my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 9, the company is subject to investor arbitration, the potential outcome of which could raise substantial doubt about the ability of the company to continue as a going concern. The ability of the company to continue as a going concern is dependent on many factors, one of which is the success of litigation against the company's insurance carrier. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

In my opinion, except for the arbitration matters as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Sigma Financial Corporation as of December 31, 2001 and December 31, 2000, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

Also, I have examined the attached supplementary schedules, and in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Joanne M. Stubbs, CPA

Joanne M. Stubbs, CPA
February 12, 2002

## SIGMA FINANCIAL CORPORATION
## STATEMENTS OF FINANCIAL CONDITION
### FOR THE YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

| ASSETS | 12/31/01 | 12/31/00 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash in bank | $1,297,356 | $1,264,475 |
| Commission receivable (non customer) | 308,071 | 362,862 |
| Loan and other receivable | 72,185 | 31,750 |
| Prepaid expenses | 3,600 | 3,600 |
| ***Total Current Assets*** | 1,681,212 | 1,662,687 |
| **PROPERTY AND EQUIPMENT** | | |
| Office equipment and vehicles | 758,594 | 789,487 |
| Less accumulated depreciation | (298,351) | (294,876) |
| ***Net Property and Equipment*** | 460,243 | 494,611 |
| **INVESTMENTS** | 136,234 | 140,970 |
| **TOTAL ASSETS** | **$2,277,689** | **$2,298,268** |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Commissions payable | $815,977 | $999,720 |
| Current maturities in long term debt | 0 | 9,905 |
| Accrued expenses | 100,319 | 422,224 |
| ***Total Current Liabilities*** | 916,296 | 1,431,849 |
| **LONG TERM DEBT** | 0 | 0 |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock - $1.00 Par | 8,704 | 8,704 |
| 8,704 Shares Issued, $50,000 Authorized shares | | |
| Paid in Capital | 650,000 | 0 |
| Less: Treasury stock | (7,812) | (7,812) |
| Retained earnings | 710,501 | 865,527 |
| ***Total Stockholder's Equity*** | 1,361,393 | 866,419 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | **$2,277,689** | **$2,298,268** |

**See Independent Auditor's Report and Notes to the Financial Statements**

## SIGMA FINANCIAL CORPORATION
## STATEMENTS OF INCOME
### FOR THE YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

| | 12/31/01 | 12/31/00 |
|---|---|---|
| **REVENUE** | | |
| Commissions | $25,860,391 | $31,858,211 |
| Servicing & Processing (RES) | 407,162 | 154,343 |
| Interest and miscellaneous | 3,530,626 | 1,625,648 |
| **Total Revenue** | **29,798,179** | **33,638,202** |
| **DIRECT EXPENSES** | | |
| Commissions | 21,666,920 | 26,617,989 |
| Wages and Salaries | 1,962,815 | 1,922,885 |
| Regulatory fees and expense | 939,060 | 772,132 |
| **Total Direct Expenses** | **24,568,795** | **29,313,006** |
| **GROSS PROFIT** | **5,229,384** | **4,325,196** |
| **GENERAL AND ADMINISTRATIVE EXPENSES** | | |
| Professional fees | 3,614,432 | 1,907,518 |
| Consulting | 71,418 | 65,061 |
| Office supplies & postage | 354,080 | 346,740 |
| Rent | 50,743 | 178,537 |
| Telephone & utilities | 145,971 | 127,337 |
| Travel | 88,553 | 86,966 |
| Insurance | 251,722 | 175,035 |
| Depreciation | 91,888 | 78,810 |
| Payroll and other taxes | 183,455 | 201,634 |
| Conference | 98,022 | 125,718 |
| Repairs and maintenance | 93,857 | 79,593 |
| Dues and subscriptions | 4,280 | 13,682 |
| Meals/entertainment/gifts | 115,800 | 188,294 |
| Miscellaneous | 41,983 | 72,793 |
| Advertising and promotion | 89,331 | 57,862 |
| Charitable contributions | 1,059 | 2,405 |
| IRA contributions | 52,372 | 48,770 |
| Bad debt | 0 | 0 |
| **Total General and Administrative Expenses** | 5,348,966 | 3,756,755 |
| **OPERATING INCOME** | (119,582) | 568,441 |
| **OTHER INCOME (EXPENSE)** | | |
| Miscellaneous income (expense) | 2,446 | 0 |
| Penalty | (250) | 0 |
| Gain / loss on disposition of assets | (37,343) | 0 |
| Interest expense | (297) | (436) |
| Loss on investments | 0 | 118 |
| **Total Other Income (Expense)** | (35,444) | (318) |
| **NET INCOME** | **($155,026)** | **$568,123** |

**See Independent Auditor's Report and Notes to the Financial Statements**

SIGMA FINANCIAL CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

| | Number of Shares | Common Stock | Treasury Stock | Paid In Capital | Retained Earnings |
|---|---|---|---|---|---|
| Balance December 31, 1999 | 8,704 | $8,704 | ($7,812) | $0 | $757,653 |
| Net Income | | | | | 568,122 |
| Distributions | | | | | (460,248) |
| Balance December 31, 2000 | 8,704 | $8,704 | ($7,812) | $0 | $865,527 |
| Net Income (Loss) | | | | | (155,026) |
| Paid in Capital | | | | $650,000 | |
| Balance December 31, 2001 | 8,704 | $8,704 | ($7,812) | $650,000 | $710,501 |

See Independent Auditor's Report and Notes to the Financial Statements

## SIGMA FINANCIAL CORPORATION
## STATEMENTS OF CASH FLOWS
### FOR THE YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

| CASH FLOW FROM OPERATING ACTIVITIES | 12/31/01 | 12/31/00 |
|---|---|---|
| Net Income | ($155,026) | $568,123 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and Amortization | 91,888 | 78,810 |
| *Changes in Non-Cash Working Capital* | | |
| Commissions receivable | 54,791 | 228,679 |
| Receivable-other | (40,435) | (26,402) |
| Accrued expenses | (321,905) | 363,356 |
| Commissions payable | (183,743) | (186,767) |
| Prepaid expenses | 0 | 70,677 |
| Net assets written off | 37,343 | 22,623 |
| Total Adjustments | (453,949) | 472,166 |
| **Net Cash Provided by Operating Activities** | (517,087) | 1,119,099 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Expenditures for equipment and transportation | (94,863) | (240,667) |
| Acquisition of partnership interest | (11,000) | (23,696) |
| Partnership profit/losses | 15,736 | (117) |
| **Net Cash Used in Investing Activities** | (90,127) | (264,480) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Payments on long term debt | (9,905) | (7,563) |
| Contributions from shareholder | 650,000 | 0 |
| Distributions to shareholder | 0 | (460,248) |
| **Net Cash Provided by Financing Activities** | 640,095 | (467,811) |
| **NET INCREASE (DECREASE) IN CASH** | 32,881 | 386,808 |
| **Cash ( Beginning of Year)** | 1,264,475 | 877,667 |
| **Cash ( End of Year)** | $1,297,356 | $1,264,475 |

**See Independent Auditor's Report and Notes to the Financial Statements**

# Sigma Financial Corporation
## Notes to Financial Statements
### For the Years Ended December 31, 2001 and December 31, 2000

**Summary of Significant Accounting Principles:**

**Note 1- Corporate Purpose and Income Recognition:**
Sigma Financial Corporation is an independent broker/dealer located primarily in Michigan, with more than 500 representatives that service 48 states. The company records revenue and expense using the accrual method of accounting.

**Note 2- Cash:**
The Company's deposits are held by commercial banking institutions. Information related to such deposits is as follows:

| | 12/31/2001 | 12/31/2000 |
|---|---|---|
| Carrying amount included in cash in the financial statements | $1,297,356. | $ 1,264,475. |
| Guaranteed by Federal depository insurance | $ 233,314. | $ 175,135. |

**Note 3- Commission Receivable- Non Customers:**
Commissions receivable from sponsoring organizations are recognized when the related security is sold. The Company does not handle customer funds. All sales of securities are made payable to the sponsoring organization. The Company uses the allowance method to account for the net realizable value of commissions receivable. No allowance was considered necessary for either reporting period.

| | 12/31/2001 | 12/31/2000 |
|---|---|---|
| Commissions Receivable- Allowable | $ 293,111. | $ 349,694. |
| Commissions Receivable- Non Allowable | 14,960. | 13,168. |
| Total Commissions Receivable | $ 308,071. | $ 362,862. |

**Note 4- Property, Equipment and Depreciation:**
Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight line method over the estimated useful lives of the assets which range from 5 to 7 years. Major renewals and improvements are capitalized, while replacements, maintenance, and repairs which do not materially extend the useful lives of the assets are expensed. Upon sale or retirement of fixed assets, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is included in current operations.

## Sigma Financial Corporation
## Notes to Financial Statements
### For the Years Ended December 31, 2001 and December 31, 2000

**Note 5: Provision for Federal Income Taxes:**

The Sigma Financial Corporation is taxable under the applicable provisions of the Internal Revenue Code as an S Corporation. Under such provisions the company is not subject to Federal income tax.

**Note 6: Long Term Debt:**

| | | |
|---|---|---|
| Note Payable, bearing interest at 8.25%, due in monthly installments of $443 until January, 2002 | $ 0. | $5,157. |
| Note Payable, bearing interest at 6.95%, due in monthly installments of $2,340 until January, 2001 | 0. | 2,340. |
| Note Payable, bearing interest at 9.20%, due in monthly installments of $2,408 until January, 2001 | 0. | 2,408. |
| Less Current Portion | 0. | $ (9,905) |
| Total Long Term Debt | $ 0. | $ 0. |

**Note 7. Common Stock:**

The company has 50,000 authorized shares of common stock, par value $1.00 per share. As of December 31, 2001, the company recognizes 8,704 shares as issued and outstanding.

**Note 8. Paid in Capital:**

On August 27, 2001 the Board of Directors authorized a $650,000 capital contribution from its sole shareholder. This capital contribution may not be withdrawn for a minimum of twelve months by its sole shareholder or any other party.

## Sigma Financial Corporation
## Notes to Financial Statements
### For the Years Ended December 31, 2001 and December 31, 2000

**Note 8. Operating Leases:**

The company leases office space in Michigan and Florida from its sole shareholder. The lease is classified as an operating lease providing $41,757. in annual rents.

The company has also entered into an employee leasing arrangement with a related party. Monthly charges are determined based on services provided and general administrative expenses.

**Note 9. Litigation:**

The Company, over the period of 1999 through 2002, has been named in approximately fifty (50) arbitrations, most of which arise from the bankruptcy of MCA Financial Corporation and its related entities (collectively "MCA"), which occurred in February 1999. The Company has been dismissed from two class actions.

Each arbitration is requesting damages in a range of $25,000 to over a million dollars. Approximately 50% have been resolved. The remaining arbitrations have been scheduled for hearing in 2002. It does not appear that any one arbitration award, should it result in a maximum award, would affect the Company so as to cause it to cease doing business as a going concern assuming insurance coverage, its ability to raise additional capital through subordinated debt or capital infusions by its shareholder. At this time management believes there is no issue as to the continuing economic viability of the Company.

The Company has two errors and omissions policies issued by American International Specialty Lines Insurance Company, part of the American International Group, Inc. ("AIG") and Zurich Insurance Company ("Zurich"). Coverage is one million, two million or eighteen million dollars depending upon the outcome of negotiations or legal proceedings with respect to the liability carrier. There is currently pending litigation by the Company against the insurer, AIG. The Company has been informed that there are two rulings from the court, both favorable.

Management believes that there are valid defenses and/or third party claims for indemnification and contribution with respect to the arbitrations. However, there are other issues, which may create a liability to the Company, such as administration regarding proceedings by regulatory authorities.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

# Sigma Financial Corporation
## Notes to Financial Statements
### For the Years Ended December 31, 2001 and December 31, 2000

**Note 10. Required Statements:**

The following list of statements and schedules are not required of Sigma Financial Corporation due to various exceptions under the applicable rules, or are presented separately:

(1) Statement of changes in liabilities subordinated to claims of creditors.
(2) Computation for Determination of Reserve Requirements pursuant to Rule 15c-3.
(3) Information relation to the Possession and Control Requirement under SEC Rule 15c3-3.
(4) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(5) A copy of the Supplemental Report, as such report with an Independent Auditors' Report is presented separately as required by Rule 17a-5(e)(4).
(6) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

## SIGMA FINANCIAL CORPORATION
## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
### FOR THE YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

| | 12/31/01 | 12/31/00 |
|---|---|---|
| **Stockholder's Equity at December 31, 2000** | | $866,419 |
| **Stockholder's Equity at December 31, 2001** | $1,361,393 | |
| Less: Non-allowable assets | | |
| Haircut on Money Market account | (21,281) | (21,787) |
| Non allowable receivable from non customers | (14,960) | (13,168) |
| Loan and other receivable | (72,185) | (31,750) |
| Prepaid expenses | (3,600) | (3,600) |
| Net property and equipment | (460,243) | (494,611) |
| Investments | (136,234) | (140,970) |
| **NET CAPITAL PURSUANT TO RULE 15c3-1** | **$652,890** | **$160,533** |

**See Independent Auditor's Report and Notes to the Financial Statements**

## SIGMA FINANCIAL CORPORATION
### RECONCILIATION OF AUDITED STATEMENTS OF FINANCIAL CONDITION
### FOR THE YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

| | 12/31/01 | 12/31/00 |
|---|---|---|
| **TOTAL ASSETS REPORTED ON FOCUS REPORT** | | |
| As of December 31, 2000 | | $2,298,268 |
| As of December 31, 2001 | $2,277,689 | |
| Audit Adjustments: | 0 | 0 |
| TOTAL ASSETS PER AUDITED STATEMENT | **$2,277,689** | **$2,298,268** |
| **TOTAL LIABILITIES REPORTED ON FOCUS REPORT** | | |
| As of December 31, 2000 | | $2,298,268 |
| As of December 31, 2001 | $2,277,689 | |
| Audit Adjustments: | 0 | 0 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY PER AUDITED STATEMENT | **$2,277,689** | **$2,298,268** |

**See Independent Auditor's Report and Notes to the Financial Statements**

SIGMA FINANCIAL CORPORATION
COMPUTATION OF NET CAPITAL, EXCESS NET CAPITAL
AND AGGREGATE INDEBTEDNESS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

| | 12/31/01 | 12/31/00 |
|---|---|---|
| **COMPUTATION OF BASIC CAPITAL AND NET CAPITAL** | | |
| Minimum net capital required @ 6 2/3% of aggregate indebtedness | $61,089 | $75,019 |
| Minimum dollar net capital requirement of reporting to broker | 50,000 | 50,000 |
| Net capital requirement (Greater of the two above) | 61,089 | 75,019 |
| Net capital per Statement of Computation of Net Capital | 652,890 | 160,533 |
| Less minimum net capital required | (61,089) | (75,019) |
| Excess net capital | $591,801 | $85,514 |
| Excess net capital at 1000% | $561,261 | $48,010 |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | | |
| Total liabilities from balance sheet | $916,296 | $1,125,234 |
| Adjustments | 0 | 0 |
| Total aggregate indebtedness | $916,296 | $1,125,234 |
| Percentage of aggregate indebtedness to net capital | 140.3% | 700.9% |

**See Independent Auditor's Report and Notes to the Financial Statements**

**JOANNE M. STUBBS**
**Certified Public Accountant**
**2327 Tecumseh Dr.**
**Brooklyn, Michigan 49230**

## Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
Sigma Financial Corporation
Ann Arbor, Michigan

In planning and performing my audit of the financial statements of Sigma Financial Corporation for the year ended December 31, 2000, I considered its internal control, including procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission" ), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3.

I did not review the practices and procedures followed by the company (because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities):
(1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences as required by Rule 17a-13.
(2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and
(3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required in Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures, and of the practices referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition win which the design or operation of specified internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Joanne M. Stubbs CPA

Joanne M. Stubbs, CPA
February 12, 2002